UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13G/A

                            --------------------------

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                        NOVEX SYSTEMS INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   670019 10 8
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2002
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1 (b)
[X]      Rule 13d-1 (c)
[ ]      Rule 13d-1 (d)

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670019 10 8                  13G                   Page 2 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY):   Little Wing, L.P., 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:            (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

         NUMBER OF SHARES            5.    SOLE VOTING POWER:           0
         BENEFICIALLY OWNED
         BY EACH REPORTING           6.    SHARED VOTING POWER:         0
         PERSON WITH
                                     7.    SOLE DISPOSITIVE POWER:      0

                                     8.    SHARED DISPOSITIVE POWER:    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):0%

12.      TYPE OF REPORTING PERSON*: PN

CUSIP NO. 670019 10 8                   13G                  Page 3 of 10 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY):   Quilcap Corp., 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:            (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

         NUMBER OF SHARES             5.  SOLE VOTING POWER:            0
         BENEFICIALLY OWNED
         BY EACH REPORTING            6.  SHARED VOTING POWER:          0
         PERSON WITH
                                      7.  SOLE DISPOSITIVE POWER:       0

                                      8.  SHARED DISPOSITIVE POWER:     0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.      TYPE OF REPORTING PERSON*: CO


------------------------------
* See Instructions before filling out!

CUSIP NO. 670019 10 8                  13G                   Page 4 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:            (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

         NUMBER OF SHARES          5.   SOLE VOTING POWER:              0
         BENEFICIALLY OWNED
         BY EACH REPORTING         6.   SHARED VOTING POWER:            0
         PERSON WITH
                                   7.   SOLE DISPOSITIVE POWER:         0

                                   8.   SHARED DISPOSITIVE POWER:       0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.      TYPE OF REPORTING PERSON*: CO


------------------------------
* See Instructions before filling out!

CUSIP NO. 670019 10 8                 13G                    Page 5 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Quilcap International Corp., 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:            (a)  [ ]
                                                                       (b)  [X]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES         5.    SOLE VOTING POWER:              0
         BENEFICIALLY OWNED
         BY EACH REPORTING        6.    SHARED VOTING POWER:            0
         PERSON WITH
                                  7.    SOLE DISPOSITIVE POWER:         0

                                  8.    SHARED DISPOSITIVE POWER:       0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0%

12.      TYPE OF REPORTING PERSON*: CO


------------------------------
* See Instructions before filling out!

CUSIP NO. 670019 10 8                13G                     Page 6 of 10 Pages




       Amendment No. 3 to Schedule 13G of Little Wing, L.P ("Little Wing"), Quilcap Corp. ("Quilcap Corp."), Tradewinds Fund Ltd. ("Tradewinds") and Quilcap International Corp. ("Quilcap International"), with respect to the common stock, par value $.001 per share (the "Common Stock") of Novex Systems International, Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Novex Systems International, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  16 Cherry Street, Clifton, New Jersey 07014

ITEM 2 (a)        NAME OF PERSON FILING:
                  Little Wing, L.P. ("Little Wing")
                  Quilcap Corp. ("Quilcap Corp.")
                  Tradewinds Fund Ltd. ("Tradewinds")
                  Quilcap International Corp. ("Quilcap International")

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Little Wing, L.P.
                  c/o Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Quilcap Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

                  Tradewinds Fund Ltd.
                  c/o Quilcap International Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022


                  Quilcap International Corp.
                  153 East 53rd Street
                  Suite 2600
                  New York, NY 10022

CUSIP NO. 670019 10 8                  13G                   Page 7 of 10 Pages


ITEM 2 (c)        CITIZENSHIP:
                  Little Wing is a limited partnership organized under the laws of the State of
                  Delaware.  Quilcap Corp. and Quilcap International are each corporations organized under the laws of the State of Delaware.  Tradewinds is a corporation organized under the laws of the British Virgin Islands.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.001 per share (the "Common Shares")

ITEM 2 (e)        CUSIP NUMBER:
                  670019 10 8

ITEM (3)          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B)
                  or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (   )  Broker or Dealer registered under Section 15 of the Securities Exchange
                               Act of 1934 (the "Act")
                  (b)   (   )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   (   )  Insurance Company as defined in Section 3(a)(19) of the Act
                  (d)   (   )  Investment Company registered under Section 8 of the Investment
                               Company Act of 1940
                  (e)   (   )  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                  (f)   (   )  An employee benefit plan or endowment fund in accordance with Rule
                               13d-1(b)(1)(ii)(F);
                  (g)   (   )  A parent holding company or control person in accordance with Rule
                               13d-1(b)(1)(ii)(G);
                  (h)   (   )  A savings association as defined in Section 3(b) of the Federal Deposit
                               Insurance Act;
                  (i)   (   )  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)   (   )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 670019 10 8                 13G                    Page 8 of 10 Pages


ITEM 4.           OWNERSHIP
                  (a)   Amount Beneficially Owned:
                        0

                  (b)   Percentage of Class:
                        0

                  (c)   Number of shares as to which such person has:
                        (i)    sole power to vote or to direct the vote: 0
                        (ii)   shared power to vote or to direct the vote: 0
                        (iii)  sole power to dispose or to direct the disposition of : 0
                        (iv)   shared power to dispose to direct the disposition of: 0

          Quilcap Corp. is the general partner of Little Wing. Quilcap International is the investment manager to Tradewinds. Little Wing has the power to vote and dispose of its Common Shares, which power may be exercised by Parker Quillen, as President of Quilcap Corp., the general partner to Little Wing. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Parker Quillen, as President of Quilcap International, the investment manager to Tradewinds.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the

CUSIP NO. 670019 10 8                13G                     Page 9 of 10 Pages

                  effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 670019 10 8                13G                    Page 10 of 10 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003


LITTLE WING, L.P.                             QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By: /s/ Parker Quillen                        By: /s/ Parker Quillen
----------------------------------------      ----------------------------------
        Parker Quillen, President                     Parker Quillen, President


TRADEWINDS FUND LTD.                          QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.


By: /s/ Parker Quillen                        By: /s/ Parker Quillen
----------------------------------------      ----------------------------------
        Parker Quillen, President                     Parker Quillen, President